NO ACT

PE
2-22-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12026470

Received SEC
MAR 05 2012
Washington, DC 20549

March 5, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-12

Anne T. Larin
General Motors Company
anne.t.larin@gm.com

Re: General Motors Company

Dear Ms. Larin:

This is in regard to your letters dated February 22, 2012 and February 28, 2012 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in General Motors' proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that General Motors therefore withdraws its February 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Carmen Moncada-Terry
Special Counsel

cc: Evelyn Y. Davis
Watergate Office Building
2600 Virginia Ave., N.W. Suite 215
Washington, DC 20037

Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code 482-C25-A36
Detroit, Michigan 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

February 28, 2012

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements General Motors Company's letter sent on February 22, 2012, withdrawing our request for a no-action letter related to a stockholder proposal submitted by Mrs. Evelyn Y. Davis because she has withdrawn her proposal. With this letter, we are sending a confirmation of the withdrawal signed by Mrs. Davis.

For the Staff's convenience, Mrs. Davis' handwritten addendum is transcribed here:

> totally unnecessary
>
> Obviously some jealous people is [?] trying to make this difficult for me

The annotation at the bottom of the letter was added by GM's representative at Mrs. Davis' request, indicating the time he received the letter from Mrs. Davis.

I believe this completes General Motors' request to withdraw its request for a no-action letter related to Mrs. Davis' proposal.

Sincerely yours,

Anne T. Larin
Corporate Secretary and Attorney

Daniel F. Akerson
Chairman and Chief Executive Officer

February 27, 2012

Mrs. Evelyn Y. Davis
Watergate Office Building
2600 Virginia, N.W.
Suite 215
Washington, D.C. 20037

Dear Evelyn:

At the request of the Securities and Exchange Commission, I request you to confirm in writing that you have withdrawn the stockholder proposal you submitted for inclusion in the proxy material for the General Motors Company Annual Meeting of Stockholders in 2012. As I said in my letter to the SEC on February 22, GM will include this proposal in our proxy statement for the 2013 Annual Meeting, subject to the judgment of our Board of Directors.

Please sign below to indicate that you confirm the withdrawal, and return this letter to me via fax at 313/667-3122.

Sincerely,

Dan

I confirm that I have withdrawn my stockholder proposal submitted for inclusion in GM's proxy statement for its 2012 Annual Meeting of Stockholders as described above.

Mrs. Evelyn Y. Davis (Signature)

February 28, 2012

Date

Received from Mrs. Davis 2/28/2012 1400 hrs

Daniel F. Akerson
Chairman and
Chief Executive Officer

February 22, 2012

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On February 6, 2012, General Motors Company ("GM") filed a no-action request related to a stockholder proposal submitted under Rule 14a-8 by Mrs. Evelyn Y. Davis (Exhibit A).

I am the Chairman and Chief Executive Officer of GM. On February 20, 2012 Mrs. Davis informed me in a personal telephone conversation that she was withdrawing her proposal. At Mrs. Davis' request, I am writing to withdraw GM's February 6 letter and sending a copy of this letter to Mrs. Davis.

GM will include Mrs. Davis' proposal in our proxy statement for the 2013 stockholder meeting, subject to the judgment of GM's Board of Directors.

Sincerely,

Daniel F. Akerson

Attachment

c: Mrs. Evelyn Y. Davis via Federal Express

Exhibit A

RECEIVED

JUN 16 2011

D.F. AKERSON

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN RECEIPT REQUESTED

June 16, 2011

Dan Akerson, CEO
GENERAL MOTORS
#300 Renaissance Center
Detroit, Mich. 48265-3000

Fax 313-667-3122

Dear Dan:

This is a formal notice to the management of General Motors that Mrs. Evelyn Y. Davis, who is the owner of 400 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2011. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of General Motors, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

Cumulative voting is particularly IMPORTANT for GM, because of its continued partial ownership by the GOVERNMENT.

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Dear Dan: As per OUR phone chat I am hereby sending you MY resolution for the 2012 proxy statement. Please acknowledge YOURSELF. Do have a great summer.

Exhibit B

Daniel F. Akerson
Chairman and
Chief Executive Officer

June 21, 2011

Mrs. Evelyn Y. Davis
Watergate Office Building
2600 Virginia Avenue, N.W.
Suite 215
Washington, D.C. 20037

Dear Evelyn:

I am writing to confirm that we have received your stockholder proposal regarding cumulative voting for inclusion in the proxy material for the Annual Meeting of Stockholders in 2012. We will not need any additional information from you

As I mentioned on the phone, we missed you at this year's Annual Meeting. I hope you have a great summer, and that you are able to join us for our Annual Meeting in 2012.

Sincerely,

Dan Akerson

General Motors Company Mail Code 482-C39-B10 300 GM Renaissance Center Detroit, MI 48265-3000

Anne T. Larin
Corporate Secretary

General Motors Company
300 GM Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan 48265-3000
Tel 313.665.4927
Fax 313.667.1426
anne.t.larin@gm.com

February 6, 2012

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal (the "Proposal") sent on June 16, 2011 by Mrs. Evelyn Y. Davis (Exhibit A) from the proxy materials for the 2012 Annual Meeting of Stockholders of General Motors Company ("GM"). On June 21, GM acknowledged that it had received the proposal (Exhibit B). The Proposal requests the Board of Directors to take steps to provide cumulative voting in the election of directors.

General Motors intends to omit the Proposal under Rule 14a-8(f), because at the time she submitted the proposal Mrs. Davis did not satisfy the stock ownership requirement to be eligible under Rule 14a-8 to submit a proposal. Pursuant to section (j)(a) of Rule 14a-8, we are providing a copy of this submission including all exhibits to Mrs. Davis simultaneously with this filing.

Subsection (b)(1) of Rule 14a-8 provides:

> In order to be eligible to submit a proposal, you [the proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for *at least one year by the date you submit the proposal*. [emphasis added]

According to GM's stock transfer agent, Mrs. Davis became a registered holder of GM common stock with 200 shares on December 7, 2010 and acquired an additional 200 shares on December 20, 2010. Ordinarily, when a proponent's registered stock ownership seems to be insufficient for eligibility to submit a stockholder proposal, it is appropriate for the company to notify the proponent and provide an opportunity to correct the deficiency by furnishing evidence of qualifying beneficial stock ownership. Rule 14a-8(f)(1) states, however, "A company need not provide you such notice of a deficiency if the deficiency cannot be remedied." If the stockholder cannot remedy the defect after the fact, a deficiency notice would be superfluous. See Staff Legal Bulletin No. 14, section C.6.c (July 13, 2001). In this case, no deficiency notice was required.

Mrs. Davis could not have owned GM common stock for one year before she submitted her proposal on June 16, 2011. A year previous, on June 16, 2010 and until the closing of GM's initial public offering in November 2010, there were only four stockholders of GM, each of which was both the record and beneficial holder: the United States Department of the Treasury, Canada GEN Investment Corporation (owned by the federal government of Canada and the provincial government of Ontario), the UAW Retiree Medical Benefits Trust, and Motors Liquidation Company (formerly General Motors Corporation). The earliest the proponent could have acquired GM common stock would have been in the initial public offering on November 18, 2010, in which case she would have owned the stock for around seven months on June 16, 2011.

Where a stockholder has owned the requisite amount of stock for less than one year before the date that he or she submits a proposal, the proposal may be excluded. The Staff took a no-action position in I.D. Systems, Inc. (March 30, 2011), where the company intended to exclude a proposal because the proponent had owned stock for approximately eight months. This eligibility requirement is applied strictly. Staff Legal Bulletin No. 14F (October 18, 2011) recently emphasized that eligibility to submit a proposal depends on stock ownership of at least one year measured from the date of submission.

In this case, the proponent did not own GM stock for at least one year because on June 16, 2010, a year before she submitted her proposal, she could not have been a stockholder of GM. Accordingly, under Rule 14a-8(f) GM may exclude her proposal.

I am not aware of any e-mail address at which Mrs. Davis can be reached.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for GM's 2012 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Corporate Secretary and Attorney

c: Mrs. Evelyn Y. Davis via Federal Express